Exhibit 99.87
October 13, 2006
FILED BY SEDAR

Ontario Securities Commission (Principal Regulator)	jtraub@casselsbrock.com
British Columbia Securities Commission	tel (416) 860-6526
Alberta Securities Commission	fax (416) 640-3196
Saskatchewan Financial Services Commission, Securities Division	file # 38046-3
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Dear Sirs/Mesdames:

RE:	Blue Pearl Mining Ltd. (the “ Corporation” )
Final Short Form Prospectus dated October 13, 2006
As counsel for the Corporation, we enclose the material listed below for filing in accordance with National Instrument 44-101 Short Form Prospectus Distributions in connection with the qualification of subscription receipts, and the common shares and common share purchase warrants underlying the subscription receipts of the Corporation. In accordance with National Policy 43-201 Mutual Reliance Review System for Prospectuses (“MRRS”), the Ontario Securities Commission has been selected as the principal regulator (the “Principal Regulator”) for this filing. In addition to the Principal Regulator, the Corporation’s (final) short form prospectus (the “Prospectus”) is being concurrently filed with the securities regulatory authorities in each of the provinces of Canada.
1.	The Prospectus (English and French);

2.	Blackline of the Prospectus to indicate changes made from the preliminary short form prospectus dated September 11, 2006 (English and French);

3.	Agency Agreement;

4.	Consent letter of Wasserman Ramsay, auditors of the Corporation;

5.	Consent letter of Ehrhardt Keefe Steiner & Hottman PC, auditors of Thompson Creek Metals Company;

6.	Consent letter of Cassels Brock & Blackwell LLP, solicitors for the Corporation;

Cassels Brock & Blackwell LLP	2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

7.	Consent letter of Goodman and Carr LLP, solicitors for the Agents;

8.	Consent letters of qualified persons set out under the heading “Interest of Experts” in the Prospectus;

9.	Undertaking with respect to the payment of fees and breakdown of sales in British Columbia and Alberta; and

10.	Letter in accordance with section 7.4.4 of MRRS.
We look forward to receiving the final Decision Document for the Prospectus via SEDAR. If you have any questions in connection with this matter, please do not hesitate to contact the undersigned.
Yours truly,
(signed)
Jennifer Traub
Enclosures